

Mail Stop 3030

November 9, 2016

<u>Via E-mail</u>
Karim Menassa
President and Chief Executive Officer
Medical International Technology, Inc.
1872 Beaulac
Ville Saint-Laurent
Montreal, Quebec, Canada H4R 2E7

> **Re: Medical International Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed February 19, 2016**
> **File No. 0-31469**

Dear Mr. Menassa:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery